	EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Six months ended
	March 31
	2014	2013
EARNINGS
Income from continuing operations	$27	$129
Income tax expense (benefit)	(25)	21
Interest expense	75	129
Interest portion of rental expense	15	14
Amortization of deferred debt expense	7	57
Distributions in excess of (less than) earnings
of unconsolidated affiliates	38	(8)
	$137	$342

FIXED CHARGES
Interest expense	$75	$129
Interest portion of rental expense	15	14
Amortization of deferred debt expense	7	57
Capitalized interest	1	—
	$98	$200

RATIO OF EARNINGS TO FIXED CHARGES	1.40	1.71